NEWS RELEASE

PARAMOUNT ENERGY CONFIRMS SEPTEMBER 2008 DISTRIBUTION

AND UPDATES HEDGING

Calgary, AB – September 19, 2008 (TSX – PMT.UN) Paramount Energy Trust (“PET” or the “Trust”) is pleased to confirm that its distribution to be paid on October 15, 2008 in respect of income received by PET for the month of September 2008, for Unitholders of record on September 30, 2008, will be $0.10 per Trust Unit.  The ex-distribution date is September 26, 2008.  The September distribution brings cumulative distributions paid since the inception of the Trust to $12.824 per Trust Unit.

Natural gas prices continue to be highly volatile. PET closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Trust’s forward price exposure to meet PET’s strategy of protecting the level of the Trust’s monthly distributions and managing the balance sheet, enhancing or protecting the economics of acquisitions and capital programs, and capitalizing on perceived market anomalies. Financial and physical forward sales arrangements at the AECO and NYMEX trading hubs as at September 19, 2008 are as follows:

Type of contract	Volumes at AECO (2) (GJ/d)	% of 2008E Production (3)	Price ($/GJ)	Current Forward Price (4) ($/GJ)	Term
Financial	82,000		7.41		October 2008
Physical	10,500		6.93		October 2008
Period total, net (1)	92,500	43	7.36	5.94	October 2008
Financial	96,000		7.79		November 2008 – March 2009
Physical	2,500		8.22		November 2008 – March 2009
Period total, net (1)	98,500	46	7.80	7.21	November 2008 – March 2009
Financial	87,500		8.45		April – October 2009
Period total, net (1)	87,500	41	8.45	7.48	April – October 2009
Financial	55,000		9.22		November 2009 – March 2010
Period total, net (1)	55,000	25	9.22	8.37	November 2009 – March 2010
Financial	20,000		7.60		April – October 2010
Period total, net (1)	20,000	9	7.60	7.54	April – October 2010

(1)

Weighted average prices are calculated by netting the volumes of the lowest-priced financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the remaining financial and physical contracts.  Included in the November 2008 – March 2009 volume summary is a collar to sell forward 5,000 GJ/d at a floor price of $7.00 per GJ at AECO and a ceiling price of $8.00 per GJ. The current forward price is used in the weighted average price calculation for this collar.

(2)

All transactions at AECO unless identified specifically as a NYMEX transaction.

(3)

Calculated using 205 MMcf/d and includes actual and gas over bitumen deemed projected production volumes.

(4)

Average AECO forward price for October through December 2008 as at September 19, 2008 is $6.60 per GJ.

Based on current and forward market natural gas prices, PET’s current monthly distribution level is highly sustainable.  Incorporating PET’s current hedging portfolio and forward natural gas prices into the Trust’s production, operations and cash flow forecasts for 2008, the current level of distribution represents a payout ratio of approximately 48 percent for the remainder of 2008 and bank debt at year end of less than $290 million drawn on current bank credit capacity of $410 million.  PET reviews distributions on a monthly basis.  Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

PET’s Board of Directors have approved an expansion to the Trust’s 2008 capital budget to provide for reinvestment in additional capital activity within its core operations and to pursue other new venture opportunities.  Currently the Trust intends to spend $133 million in 2008, or $115 million net of proceeds from non-core minor property dispositions closed in 2008 to date of $17.1 million, an increase of six percent on a net basis from the previously approved $108 million.  The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment.

Forward-Looking Information

Certain information regarding PET in this news release, including management's assessment of year end bank debt levels, production levels, cash flows, capital spending plans and payout ratios, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor